October 10, 2008

Mr. Christian T. Sandoe
Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C.  20549

Re: Claymore Exchange-Traded Fund Trust 2 (File Nos. 333-135105 & 811-21910)

Dear Mr. Sandoe:

Thank you for your telephonic comments concerning Post-Effective Amendment No. 18 to the registration statement for Claymore Exchange-Traded Fund Trust 2 (the "Trust") filed on Form N-1A on October 26, 2007, concerning the following new series of the Trust: Claymore/Clear Canadian Royalty Trust Index ETF (the "Fund"). Below, we describe the changes made to the registration statement in response to the staff's comments and provide any responses to or any supplemental explanations of such comments, as requested. These changes will be reflected in Post-Effective Amendment No. 35 (the "Amendment") to the Fund's registration statement on Form N-1A, which will be filed via EDGAR on or about the date hereof.

PROSPECTUS:

         Comment 1.  Index Methodology (page 2)

         Please clarify whether there is a threshhold for the amount or proportion of a company's "distributable cash flow" that must be derived from sale of oil and natural gas products and services in order for such company to be included in the Index.

              Response 1. The disclosure has been revised to clarify that in order to qualify for inclusion in the Index, a company's distributable cash flow must be derived primarily from such sources.

         Comment 2.  Primary Investment Risks  (page )

         Please consider whether disclosure should be added with respect to specific risks of investing in Canadian royalty trusts.

              Response 2. Disclosure has been added regarding general risks of investing in Canada and in particular risks of investing in Canadian royalty trusts.

         As you have requested and consistent with SEC Release 2004-89, the Trust hereby acknowledges that:

              the Trust is responsible for the adequacy and accuracy of the disclosure in the filings;

              the Staff's comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

              the Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Christian Sandoe, Esq.
October 10, 2008
Page 2


         If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 818-3412, or Stuart Strauss at (212) 878-4931. Thank you.

                                                 Sincerely,

                                                 /s/ Jeremy Senderowicz